HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 October 7, 2014


PJ Hamidi
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Form 10-K for the fiscal year ended September 30, 2013 Current report on Form 8-K filed File June 19, 2014
            File No. 333-174194

     This office represents Vanguard Energy Corporation (the "Company"). Amendment No. 1 to the Company's Form 10-K for the fiscal year ended September 30, 2013 and the Amendment No. 1 to the Company's current report on Form 8-K filed June 19, 2014 have been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated July 28, 2014. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the amended reports where the response to the comment can be found.

                                                                     Page Number
                                                                     -----------

1.     Comment complied with.                                     10-K/A: 24, 27

2.     Comment complied with.                               8-K/A: Exhibit 10.13


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very truly yours,

                                           HART & HART, LLC


                                           By: /s/ William T. Hart

                                               William T. Hart